UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-34949

Tekmira Pharmaceuticals Corporation

(Translation of registrant’s name into English)

100-8900 Glenlyon Parkway

Burnaby, British Columbia

Canada, V5J 5J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement of Tekmira Pharmaceuticals Corporation on Form F-10 (File No. 333-185883).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tekmira Pharmaceuticals Corporation

Date: January 23, 2014

	By:	/s/ Bruce G. Cousins
	Name:	Bruce G. Cousins
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated January 23, 2014

99.2	Protiva Agricultural Development Company Inc. Option Agreement, dated January 12, 2014

99.3	License and Services Agreement between Protiva Agricultural Development Company Inc. on the one hand, and Protiva Biotherapeutics Inc. and Tekmira Pharmaceuticals Corporation, on the other hand, dated January 12, 2014

99.4	Protiva-Monsanto Services Agreement, dated January 12, 2014